Exhibit 99.1

Contact:

Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports

Third Quarter Fiscal 2018 Revenue Increase of 19%

Newton, MA, August 14, 2018 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced consolidated revenue of $10.5 million in the third quarter of fiscal year 2018, a 19% increase over the same period in fiscal year 2017.

“I am happy to report our Optics segment revenue showed a 27% increase for the quarter as compared to the same period last year – the third consecutive quarter of double-digit growth in Optics’ revenue,” said CEO Peter Sulick. “Our Research segment revenue increased 10% this quarter as compared to the same quarter last year, largely due to an increase in commercial revenue.

“Additionally, gross profit for the three months was 40% of revenues, as compared to 38% of revenues for the three months ended June 30, 2017. Our Optics segment gross margin increased to 37% of revenues in the quarter ended June 30, 2018, as compared to 34% of revenues for the same period in 2017, as a direct result of the increase in revenue and specific steps taken to improve gross margin. Gross profit in the Contract Research segment remained steady at 43% in the quarter ended June 30, 2018, compared to the same quarter in 2017.”

For the nine months ended June 30, 2018, overall gross profit was $11.7 million, or 39% of sales, compared to $10.7 million, or 38% of sales for the nine months ended June 30, 2017. Gross profit for the Optics segment increased approximately $0.9 million to $6.0 million for the nine months ended June 30, 2018, compared to the gross profit for the same period in fiscal year 2017.

“The significantly improved performance of our operating companies is a further confirmation of our continuing strategy of growing the commercial side of our company and our product revenue within RMD, while maintaining our Contract Research revenue at a steady level with a $30.0 million backlog,” continued Mr. Sulick. “We adopted this strategy four years ago. We anticipate a number of products coming to market for RMD over the next few years. While we do not anticipate any one of these products being extremely significant for RMD, the cumulative effect should be noticeably positive for RMD’s commercial revenue in the coming two to three years. This is exciting for us as it is confirmation that our contract research business can supply product development opportunities for our operating divisions, as well as for RMD.”

Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended June 30, 2018
	Optics	Contract Research	Biomedical	Total
Revenue	$6,159,000	$4,383,000	$-	$10,542,000
Gross profit	2,299,000	1,876,000	-	4,175,000
GM %	37%	43%	-	40%
Operating expenses	1,721,000	1,760,000	84,000	3,565,000
Operating income (loss)	$578,000	$116,000	$(84,000)	$610,000

Results of Operations for the Three Months Ended June 30, 2017
	Optics	Contract Research	Biomedical	Total
Revenue	$4,837,000	$3,999,000	$-	$8,836,000
Gross profit	1,655,000	1,709,000	-	3,364,000
GM %	34%	43%	-	38%
Operating expenses	1,619,000	1,640,000	377,000	3,636,000
Operating income (loss)	$36,000	$69,000	$(377,000)	$(272,000)

Net income attributable to common stockholders was approximately $0.4 million or $0.02 per share for the quarter ended June 30, 2018 and a net loss of approximately ($0.2) million or ($0.01) per share for the quarter ended June 30, 2017. Year to date net income attributable to common stockholders was approximately $0.9 million or $0.05 per share for the nine months ended June 30, 2018 and approximately $2.6 million or $0.15 per share for the nine month period ended June 30, 2017, largely as a result of the release of the tax valuation allowance due to the federal tax deconsolidation of Xcede from the Company in the first quarter of fiscal year 2017.

During the quarter ended June 30, 2018, the Company completed its state PATH 2015 R&E Tax Credit analysis which resulted in an additional $800,000 of tax credits, largely against future state tax expenses. Due to the Company’s state tax filing status requiring Dynasil to continue to consolidate the Xcede losses for state tax purposes, this credit had a full tax valuation reserve applied to it and, accordingly, is not reflected in the statement of operations for the quarter. The PATH 2015 R&E Tax Credit totals approximately $2.1 million, of which the Federal component of $1.3 million is reflected in the Statement of Operations for the nine months ended June 30, 2018. This $800,000 of additional state PATH 2015 R&E Tax Credit is available as an offset to future state tax expenses.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today, Tuesday, August 14, 2018. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

The statements contained in this Quarterly Report on Form 10 Q which are not historical facts, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company the commercialization of our technology, our development of new technologies, the future prospects of Xcede’s patch technology, the adequacy of our current financing sources to fund our current operations, our growth initiatives, governmental budgetary and funding matters, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans”, “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, the ability of Xcede’s Board of Directors to successfully contest the assertions by CBI under the collaboration arrangement and otherwise preserve value for its stockholders, including the viability of modifying the Xcede patch to address the shortcomings cited by CBI or selling or licensing Xcede’s IP assets, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, results of Xcede’s programs which may not support further development, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, changing priorities or reductions in government spending, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to comply with our debt obligations, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, filed on December 20, 2017, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	June 30, 2018	September 30, 2017
ASSETS
Current Assets
Cash and cash equivalents	$1,511,000	$2,415,000
Accounts receivable, net	3,766,000	3,407,000
Costs in excess of billings and unbilled receivables	1,065,000	1,317,000
Inventories, net of reserves	4,457,000	4,326,000
Prepaid expenses and other current assets	792,000	973,000
Total current assets	11,591,000	12,438,000

Property, Plant and Equipment, net	7,960,000	7,032,000
Other Assets
Intangibles, net	959,000	987,000
Deferred tax asset	3,167,000	2,642,000
Goodwill	5,907,000	5,940,000
Security deposits	58,000	58,000
Total other assets	10,091,000	9,627,000

Total Assets	$29,642,000	$29,097,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,933,000	$2,007,000
Capital lease obligations, current	52,000	91,000
Accounts payable	1,924,000	2,380,000
Deferred revenue	109,000	129,000
Accrued expenses and other liabilities	2,652,000	2,667,000
Total current liabilities	6,670,000	7,274,000

Long-term Liabilities
Long-term debt, net of current portion	1,090,000	1,045,000
Capital lease obligations, net of current portion	62,000	81,000
Deferred tax liability, net	230,000	234,000
Other long-term liabilities	172,000	38,000
Total long-term liabilities	1,554,000	1,398,000

Stockholders' Equity
Dynasil stockholders' equity	20,074,000	18,971,000
Noncontrolling interest	1,344,000	1,454,000
Total stockholders' equity	21,418,000	20,425,000

Total Liabilities and Stockholders' Equity	$29,642,000	$29,097,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Net revenue	$10,542,000	$8,836,000	$29,985,000	$28,065,000
Cost of revenue	6,367,000	5,472,000	18,326,000	17,386,000
Gross profit	4,175,000	3,364,000	11,659,000	10,679,000
Operating expenses:
Sales and marketing	288,000	255,000	955,000	848,000
Research and development	177,000	176,000	701,000	707,000
General and administrative	3,100,000	3,205,000	9,519,000	9,321,000

Total operating expenses	3,565,000	3,636,000	11,175,000	10,876,000
Income (loss) from operations	610,000	(272,000)	484,000	(197,000)
Interest expense, net	44,000	53,000	132,000	164,000
Income (loss) before taxes	566,000	(325,000)	352,000	(361,000)
Income tax (benefit)	190,000	(111,000)	(404,000)	(2,769,000)
Net income (loss)	376,000	(214,000)	756,000	2,408,000
Less: Net loss attributable to noncontrolling interest	(15,000)	(64,000)	(124,000)	(197,000)
Net income (loss) attributable to common stockholders	$391,000	$(150,000)	$880,000	$2,605,000

Net income (loss)	$376,000	$(214,000)	$756,000	$2,408,000
Other comprehensive income (loss):
Foreign currency translation	(384,000)	212,000	(127,000)	(18,000)
Total comprehensive income (loss)	(8,000)	(2,000)	629,000	2,390,000
Less: comprehensive income (loss) attributable to noncontrolling interest	(15,000)	(64,000)	(124,000)	(197,000)
Total comprehensive income (loss) attributable to common stockholders	$7,000	$62,000	$753,000	$2,587,000

Basic net income (loss) per common share	$0.02	$(0.01)	$0.05	$0.15
Diluted net income (loss) per common share	$0.02	$(0.01)	$0.05	$0.15

Weighted average shares outstanding
Basic	17,203,965	16,945,744	17,127,834	16,879,864
Diluted	17,221,199	16,945,744	17,147,228	16,879,864